March 28, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Jimmy McNamara
Joe McCann
Re:                  LianBio
Amendment No. 1 to Registration Statement on Form S-3
Filed December 9, 2022
File No. 333-268317
Ladies and Gentlemen:
On behalf of LianBio (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-3, file no. 333-268317 (the “registration statement”). Amendment No. 2 reflects revisions to the registration statement made in response to the comment letter to Angela Chen, Vice President, Legal of the Company, dated December 22, 2022, from the staff of the Commission (the “Staff”) related to the registration statement, as well as certain other updated information.
For reference purposes, the comments contained in the Staff’s letter dated December 22, 2022 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 2. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 2.

Securities and Exchange Commission	- 2 -	March 28, 2023
Cover Page
1.We note your revisions in response to prior comment 1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries.
Response to Comment 1:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page of Amendment No. 2 to clarify that the Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries.
2.We note your revisions in response to prior comment 5. On the Cover Page, please provide a cross-reference to the consolidated financial statements.
Response to Comment 2:
The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page of Amendment No. 2 to add the requested cross-reference.
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Securities and Exchange Commission	- 3 -	March 28, 2023
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call my office at (617) 235-4961.

Very truly yours,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc:	Yizhe Wang, Ph.D. (LianBio)
Angela Chen (LianBio)